UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FNB United Corp.

 (Name of Issuer)

Common Stock, no par value

 (Title of Class of Securities)

302519103

(CUSIP Number)

Jeffrey Ferguson
The Carlyle Group
1001 Pennsylvania Avenue, NW
Suite 220 South
Washington, D.C. 20004-2505
(202) 729-5626

With a copy to:

Maripat Alpuche, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
 Telephone: (212) 455-2000

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 21, 2011

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 302519103	Page 2 of 22 Pages

1	NAMES OF REPORTING PERSONS DBD Cayman Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 493,031,250
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 493,031,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 493,031,250
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.37% (1)
14	TYPE OF REPORTING PERSON (see instructions) OO (Cayman Islands exempted company)

(1)  This calculation is based on 2,109,638,988 shares of common stock of FNB United Corp. outstanding as of the close of business on October 21, 2011, as provided by FNB United Corp.

CUSIP No. 302519103	Page 3 of 22 Pages

15	NAMES OF REPORTING PERSONS DBD Cayman, Ltd.
16	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
17	SEC USE ONLY
18	SOURCE OF FUNDS (see Instructions) OO
19	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
20	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	21	SOLE VOTING POWER 0
22	SHARED VOTING POWER 493,031,250
23	SOLE DISPOSITIVE POWER 0
24	SHARED DISPOSITIVE POWER 493,031,250
25	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 493,031,250
26	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
27	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.37% (2)
28	TYPE OF REPORTING PERSON (see instructions) OO (Cayman Islands exempted company)

(2)  This calculation is based on 2,109,638,988 shares of common stock of FNB United Corp. outstanding as of the close of business on October 21, 2011, as provided by FNB United Corp.

CUSIP No. 302519103	Page 4 of 22 Pages

1	NAMES OF REPORTING PERSONS TCG Holdings Cayman II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 493,031,250
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 493,031,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 493,031,250
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.37% (3)
14	TYPE OF REPORTING PERSON (see instructions) PN (Cayman Islands exempted limited partnership)

(3)  This calculation is based on 2,109,638,988 shares of common stock of FNB United Corp. outstanding as of the close of business on October 21, 2011, as provided by FNB United Corp.

CUSIP No. 302519103	Page 5 of 22 Pages

1	NAMES OF REPORTING PERSONS TC Group Cayman Investment Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 493,031,250
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 493,031,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 493,031,250
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.37% (4)
14	TYPE OF REPORTING PERSON (see instructions) PN (Cayman Islands exempted limited partnership)

(4)  This calculation is based on 2,109,638,988 shares of common stock of FNB United Corp. outstanding as of the close of business on October 21, 2011, as provided by FNB United Corp.

CUSIP No. 302519103	Page 6 of 22 Pages

1	NAMES OF REPORTING PERSONS Carlyle Financial Services, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 493,031,250
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 493,031,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 493,031,250
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.37% (5)
14	TYPE OF REPORTING PERSON (see instructions) OO (Cayman Islands exempted company)

(5)  This calculation is based on 2,109,638,988 shares of common stock of FNB United Corp. outstanding as of the close of business on October 21, 2011, as provided by FNB United Corp.

CUSIP No. 302519103	Page 7 of 22 Pages

1	NAMES OF REPORTING PERSONS TCG Financial Services, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 493,031,250
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 493,031,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 493,031,250
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.37% (6)
14	TYPE OF REPORTING PERSON (see instructions) PN (Cayman Islands exempted limited partnership)

(6)  This calculation is based on 2,109,638,988 shares of common stock of FNB United Corp. outstanding as of the close of business on October 21, 2011, as provided by FNB United Corp.

CUSIP No. 302519103	Page 8 of 22 Pages

1	NAMES OF REPORTING PERSONS Carlyle Financial Services Harbor, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 493,031,250
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 493,031,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 493,031,250
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.37% (7)
14	TYPE OF REPORTING PERSON (see instructions) PN (Delaware limited partnership)

(7)  This calculation is based on 2,109,638,988 shares of common stock of FNB United Corp. outstanding as of the close of business on October 21, 2011, as provided by FNB United Corp.

Item 1.                      Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, no par value (the “Common Stock”), of FNB United Corp., a North Carolina corporation (the “Issuer”).  The principal executive office of the Issuer is located at 150 South Fayetteville Street, Asheboro, North Carolina, 27203.

Item 2.	Identity and Background
(a) – (f)

This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (1) DBD Cayman Holdings, Ltd., a Cayman Islands exempted company, (2) DBD Cayman, Ltd., a Cayman Islands exempted company, (3) TCG Holdings Cayman II, L.P., a Cayman Islands exempted limited partnership, (4) TC Group Cayman Investment Holdings, L.P., a Cayman Islands exempted limited partnership, (5) Carlyle Financial Services, Ltd., a Cayman Islands exempted company, (6) TCG Financial Services, L.P., a Cayman Islands exempted limited partnership, and (7) Carlyle Financial Services Harbor, L.P., a Delaware limited partnership. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 99.1.

DBD Cayman Holdings, Ltd. is the sole shareholder of DBD Cayman, Ltd., which is the general partner of TCG Holdings Cayman II, L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the sole shareholder of Carlyle Financial Services, Ltd., which is the general partner of TCG Financial Services, L.P., which is the general partner of Carlyle Financial Services Harbor, L.P. The shares of Common Stock reported in this Schedule 13D are held directly by Carlyle Financial Services Harbor, L.P.

William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein are the ordinary members as well as the directors of DBD Cayman Holdings, Ltd. The ordinary members control DBD Cayman Holdings, Ltd. based on a majority vote. Such individuals expressly disclaim any beneficial ownership of the shares of Common Stock held by Carlyle Financial Services Harbor, L.P. William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein and Jeffrey W. Ferguson are the executive officers of DBD Cayman Holdings, Ltd. Each of these executive officers is a citizen of the United States.

William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein are the directors of DBD Cayman, Ltd. Each of these directors is a citizen of the United States. William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein and Walkers SPV Limited are the executive officers of DBD Cayman, Ltd. Each of these executive officers is a citizen of the United States, except that Walkers SPV Limited is a Cayman Islands exempted company.

William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein and Glenn Youngkin are the directors of Carlyle Financial Services, Ltd. Each of these directors is a citizen of the United States. The executive officers of Carlyle Financial Services, Ltd. are Daniel A. D’Aniello, William E. Conway, Jr., David M. Rubenstein, Jeffrey Ferguson, Curt Buser, P.

Olivier Sarkozy, James Burr, Randal K. Quarles and John C. Redett. Each of these executive officers is a citizen of the United States.

William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein, Glenn Youngkin, Jeffrey Ferguson, Curt Buser, P. Olivier Sarkozy, James Burr, Randal K. Quarles, John C. Redett and Walkers SPV Limited are collectively referred to as the “Related Persons”.

The business address of each of the Reporting Persons and the Related Persons is c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004-2505, except that the business address of Walkers SPV Limited is Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands.

The Reporting Persons are principally engaged in the business of investments in securities.

To the best knowledge of the Reporting Persons and the Related Persons, none of the Reporting Persons nor the Related Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

To the best knowledge of the Reporting Persons and the Related Persons, none of the Reporting Persons nor the Related Persons has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
Pursuant to the Investment Agreement, dated as of April 26, 2011, by and among the Issuer and Carlyle Financial Services Harbor, L.P. (“Carlyle”), as amended by Amendment No. 1, dated as of June 16, 2011, Amendment No. 2, dated as of August 4, 2011 and Amendment No. 3, dated as of October 20, 2011 (as amended by the Amendments, the “Investment Agreement”), on October 21, 2011 (the “Closing”), Carlyle acquired, for an aggregate purchase price of $78,885,000.00 (the “Purchase Price”), 493,031,250 shares of Common Stock, including the associated preferred share purchase rights issued to the shareholders of the Issuer, including Carlyle, pursuant to the Issuer’s Tax Benefits Preservation Plan (the “Rights Plan”).

The Purchase Price was funded by capital contributions by the partners of Carlyle.

The foregoing references to and description of the Investment Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the full text of the Investment Agreement  and the Amendments, which are included as Exhibits 99.3, 99.4, 99.5 and 99.6 hereto and are each incorporated by reference to this Item 3.

Item 4.                      Purpose of Transaction

The information set forth in Items 3 and 6 is incorporated herein by reference.

Carlyle acquired the Common Stock described in Item 3 (the “Investment”) for investment purposes.  The Investment was not motivated by an intent to exercise control, directly or indirectly, over the management, policies or business operations of the Issuer.

Subject to the limitations imposed by the Investment Agreement and applicable federal and state securities laws, the Reporting Persons may seek to dispose of the Common Stock (including, without limitation, distributing some or all of the Common Stock to the Reporting Persons’ respective members, partners, stockholders or beneficiaries, as applicable) from time to time, subject to market conditions and other investment considerations.  To the extent permitted by the Investment Agreement and applicable bank regulatory limitations, each Reporting Person may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its investment in Common Stock and securities exercisable for or convertible into Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or other investment considerations.

To the extent permitted under the Investment Agreement, the Reporting Persons may engage in discussions with management, the board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer.

The foregoing references to and description of the Investment Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the full text of the Investment Agreement and the Amendments, which are included as Exhibits 99.3, 99.4, 99.5 and 99.6 hereto and are each incorporated by reference to this Item 4.

Other than as described in this Schedule 13D, each of the Reporting Persons and, to the knowledge of each of the Reporting Persons, each of the Related Persons has no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
DBD Cayman Holdings, Ltd.	493,031,250	23.37%	0	493,031,250	0	493,031,250

DBD Cayman, Ltd.	493,031,250	23.37%	0	493,031,250	0	493,031,250
TCG Holdings Cayman II, L.P.	493,031,250	23.37%	0	493,031,250	0	493,031,250
TC Group Cayman Investment Holdings, L.P.	493,031,250	23.37%	0	493,031,250	0	493,031,250
Carlyle Financial Services, Ltd.	493,031,250	23.37%	0	493,031,250	0	493,031,250
TCG Financial Services, L.P.	493,031,250	23.37%	0	493,031,250	0	493,031,250
Carlyle Financial Services Harbor, L.P.	493,031,250	23.37%	0	493,031,250	0	493,031,250

The percentage calculations are based on 2,109,638,988 shares of Common Stock outstanding as of the close of business on October 21, 2011, as provided by FNB United Corp.

DBD Cayman Holdings, Ltd. is the sole shareholder of DBD Cayman, Ltd., which is the general partner of TCG Holdings Cayman II, L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the sole shareholder of Carlyle Financial Services, Ltd., which is the general partner of TCG Financial Services, L.P., which is the general partner of Carlyle Financial Services Harbor, L.P. The shares of Common Stock reported in this Schedule 13D are held directly by Carlyle Financial Services Harbor, L.P.

DBD Cayman Holdings, Ltd. is controlled by its three-person board of directors, and all action relating to the voting or disposition of the shares of Common Stock referred to herein requires the approval of a majority of the board. The members of the board are William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein, each of whom disclaims beneficial ownership of the shares of Common Stock referred to herein.

(c)  Except as set forth in this Item 5, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, without independent verification, any of the Related Persons, has engaged in any transaction during the past 60 days involving the securities of the Issuer.

(d)  Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer referred to in this Item 5.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 2, 3, 4 and 5 is incorporated herein by reference.

Investment Agreement

The Investment Agreement includes, among other provisions, the following terms:

Representations and Warranties. Customary representations and warranties were made by the Issuer to Carlyle relating to the Issuer, its business and the issuance of the Common Stock.  The Issuer and Carlyle each agreed to indemnify the other party for breaches of its respective representations and warranties, subject to certain limitations.

Board Representation. Pursuant to the terms of the Investment Agreement, John Bresnan was appointed as Carlyle’s representative to the board of directors of the Issuer (the “Board of Directors”) as well as the boards of directors of the following subsidiaries of the Issuer: CommunityONE Bank, National Association and Bank of Granite (the “Bank Boards”).  Carlyle will be entitled to maintain a representative on the Board of Directors and the Bank Boards for so long as Carlyle and its affiliates own in the aggregate 5% or more of the outstanding shares of Common Stock ((as adjusted from time to time for any reorganization, recapitalization, stock dividend, stock split, reverse stock split, or other like changes in the Issuer’s capitalization) ) (the “Ownership Threshold”).  Subject to applicable law, the Carlyle representative shall be appointed to two committees of each of the Board of Directors and the Bank Boards, as applicable.  Subject to the Ownership Threshold, Carlyle shall also be entitled to designate one nonvoting board observer to attend meetings of the Board of Directors and the Bank Boards, including any meeting of committees which the Carlyle representative is a member.

Avoidance of Control.    Neither the Issuer nor any of its subsidiaries shall take any action that would cause Carlyle’s ownership of voting securities of the Issuer and its affiliates (as such term is used under the Bank Holding Company Act of 1956, as amended (the “BHC Act”)) to increase above 24.9% without the prior written consent of Carlyle, or to increase to an amount that would constitute “control” under the BHC Act, or otherwise cause Carlyle to “control” the Issuer under and for purposes of the BHC Act.   Carlyle (together with its affiliates (as such term is used under the BHC Act)) shall not have the ability to exercise any voting rights of any securities in excess of 24.9% of the total outstanding voting securities of the Issuer.  In addition, Carlyle shall not take, permit or allow any action that would cause any of the Issuer’s subsidiaries to become a “commonly controlled insured depository institution” (as that term is defined for purposes of 12 U.S.C. §1815(e), as may be amended or supplemented from time to time, and any successor thereto) with respect to any institution that is not a direct or indirect subsidiary of the Issuer.

Transfer Restrictions.  Subject to certain exceptions specified in the Investment Agreement, prior to the Lockup Termination Date, Carlyle will not transfer, sell, assign or otherwise dispose of (“Transfer”) any shares of Common Stock.  On or after the Lockup Termination Date, Carlyle may Transfer shares of Common Stock (1) only in a privately negotiated transaction to any person or group of persons that would not require pursuant to such Transfer beneficial ownership of Common Stock in violation of the Passivity Commitments (described below) or (2) into the public market (in a registered public offering, pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise, including through any broker, dealer or underwriter, acting in a capacity as such, that purchases shares of Common Stock for distribution); provided that Carlyle does not knowingly (without, however, imposing a duty of inquiry on Carlyle) effect any public market sale or transfer that would result in beneficial ownership in violation of Carlyle’s obligations described under “Avoidance of Control” above. As used in the Investment Agreement, the term “Lockup Termination Date” means the earlier of: (1) July 21, 2012, (2) the date on which Carlyle owns in aggregate with its affiliates less than 5% of the outstanding shares of Common Stock (as adjusted from time to time for any reorganization, recapitalization, stock dividend, stock split, reverse stock split, or other like changes in the Issuer’s capitalization), (3) the date on which any person commences a bona fide public tender or exchange offer which, if consummated, would result in a Change in Control (as defined in the Investment Agreement), (4) the public announcement (including a public filing) by the Issuer that it is “for sale” in a transaction that would result in a Change in Control and (5) the execution by Issuer of a definitive agreement which, if consummated, would result in a Change in Control.

Registration Rights. The Issuer has granted Carlyle customary registration rights, including “shelf” registration rights, demand registration rights and “piggy-back” registration rights with respect to the Common Stock acquired by Carlyle in connection with the Investment Agreement.  Pursuant to such registration rights, the Issuer has agreed to prepare and file with the Securities and Exchange Commission a shelf registration statement covering the resale of the Common Stock (or, if permitted by securities laws, otherwise designate an existing shelf registration statement to cover the resale of the Common Stock) as promptly as practicable after (and in any event no more than fifteen (15) days after) the Lockup Termination Date.

      Preemptive Rights. So long as Carlyle owns shares of Common Stock equal to the Ownership Threshold, if the Issuer at any time makes any public or non-public offering or sale of any equity (including Common Stock, preferred stock and restricted stock), or any securities, options or debt that is convertible or exchangeable into equity or that include an equity component (any such security, a “New Security”) (other than the issuance and sale of securities (i) in connection with the Warrant  Offering, (ii) upon conversion of convertible securities issued in compliance with the preemptive rights requirements set forth in the Investment Agreement, (iii) to employees, officers, directors or consultants of the Issuer pursuant to employee benefit plans or compensatory arrangements approved by the Board of Directors (including upon the exercise of employee stock options granted pursuant to any such plans or arrangements), (iv) as consideration in connection with any bona fide, arm’s-length direct or indirect merger, acquisition or similar transaction or joint venture, strategic alliance, license agreement or other similar commercial transaction (including, for the avoidance of doubt, the Granite Merger (as such term is defined in the Investment Agreement), (v) in connection with the exercise of the TARP Warrant (as such term is defined in the Investment Agreement) or (vi) pursuant to the Rights Plan or any other rights plan, Carlyle shall first be afforded the opportunity to acquire from the Issuer for the same price and on the same terms (except that, to the extent permitted by law and the articles of incorporation and bylaws of the Issuer, Carlyle may elect to receive such securities in nonvoting form, convertible into voting securities in a widely dispersed offering) as such securities are proposed to be offered to others, up to the amount of such New Securities to be offered in the aggregate required to enable Carlyle to maintain its proportionate equivalent interest in the Common Stock of the Issuer immediately prior to any such issuance of New Securities.  Notwithstanding the foregoing, in no event shall Carlyle have the right to purchase New Securities to the extent that such purchase would result in Carlyle exceeding the ownership limitations set forth under “Avoidance of Control” above.  The above provisions are not applicable to any New Securities offered or issued at the written direction of a banking regulator of the Issuer or an insured depository institution subsidiary of the Issuer, as applicable.

Warrant Offering. Following the Closing, but no earlier than January 1, 2012, subject to applicable law, the Issuer will distribute non-transferable warrants to the holders of record of the Common Stock as of the close of business on October 20, 2011 giving such shareholders the right to purchase one share of Common Stock for each four shares of Common Stock held as of the close of business on October 20, 2011 at the same price per share paid by Carlyle under the Investment Agreement; provided that the beneficial ownership of any such holder, together with any other person aggregated with such holder under applicable law, shall not thereby exceed 4.99% of the Issuer’s equity securities.  The warrants will be exercisable for a period of 30 days after the later of the date of distribution of such warrants or the effective date of a registration statement related to the warrant offering.

Reverse Stock Split.  Pursuant to the terms of the Investment Agreement, the Issuer has agreed to take all steps necessary to prevent the Common Stock from being delisted from NASDAQ, including, without limitation, effecting a reverse stock split of the Common Stock, if necessary, to comply with NASDAQ Listing Rule 5450(a)(1).  The shareholders of the Issuer have approved an amendment to the Issuer’s articles of incorporation to effect a reverse stock split of the Common Stock on a one-for-100 basis.

Preservation of Tax Benefits. Until the first day of a taxable year of the Issuer as to which the Board of Directors determines that no Tax Benefit of the Issuer, or any direct or indirect subsidiary thereof, may be carried forward, the Issuer shall not take any action with respect to its stock or any “options” (within the meaning of Section 1.382-4(d) of the Treasury Regulations) to acquire its stock following the Closing, unless the Issuer shall have first received an unqualified opinion (based on reasonable assumptions and factual representations) of nationally recognized tax counsel or a private letter ruling from the Internal Revenue Service, in either case to the effect that such action would not cause an “ownership change” of the Company (within the meaning of Section 382(g) of the Internal Revenue Code of 1986, as amended (the “Code”) and applicable Treasury Regulations), taking into account the maximum reasonably expected effect of the exercise of any outstanding “options” (as defined above).  As used in the Investment Agreement “Tax Benefits” means net operating loss carryovers, capital loss carryovers, general business credit carryovers, alternative minimum tax credit carryovers and foreign tax credit carryovers, as well as any potential loss or deduction attributable to an existing “net unrealized built-in loss” within the meaning of Section 382 of the Code.

The foregoing references to and description of the Investment Agreement  does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the full text of the Investment Agreement and the Amendments, which are included as Exhibits 99.3, 99.4, 99.5 and 99.6 hereto and are each incorporated by reference to this Item 6.

Passivity Commitments

In connection with the Investment Agreement, Carlyle made certain commitments to the Board of Governors of the Federal Reserve System to ensure that neither Carlyle nor any of its affiliates will, among other things, exercise or attempt to exercise a controlling influence over the management or policies of the Issuer or any of its subsidiaries for purposes of the BHC Act.

Item 7.	Materials to be Filed as Exhibits

Exhibit 99.1
Joint Filing Agreement, dated October 31, 2011, by and among DBD Cayman Holdings, Ltd., DBD Cayman, Ltd, TCG Holdings Cayman II, L.P., TC Group Cayman Investment Holdings, L.P., Carlyle Financial Services, Ltd., TCG Financial Services, L.P. and Carlyle Financial Services Harbor, L.P.

Exhibit 99.2	Power of Attorney dated February 11, 2011.

Exhibit 99.3
Investment Agreement, dated as of April 26, 2011, by and among FNB United Corp. and Carlyle Financial Services Harbor, L.P. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 27, 2011 and incorporated by reference herein).

Exhibit 99.4
Amendment No. 1, dated as of June 16, 2011, to the Investment Agreement, dated as of April 26, 2011, by and among FNB United Corp. and Carlyle Financial Services Harbor, L.P. (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on June 16, 2011 and incorporated by reference herein).

Exhibit 99.5
Amendment No. 2, dated as of August 4, 2011, to the Investment Agreement, dated as of April 26, 2011, as amended by Amendment No. 1, dated as of June 16, 2011, by and among FNB United Corp. and Carlyle Financial Services Harbor, L.P. (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on August 5, 2011 and incorporated by reference herein).

Exhibit 99.6	Amendment No. 3, dated as of October 20, 2011, to the Investment Agreement, dated as of April 26, 2011, as amended by Amendment No. 1, dated as of June 16,

2011 and Amendment No. 2, dated as of August 4, 2011, by and among FNB United Corp. and Carlyle Financial Services Harbor, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	October 31, 2011

DBD CAYMAN HOLDINGS, LTD.

By:  /s/ Ann Siebecker
Name:	Ann Siebecker
Title:	Attorney-in-Fact for David M. Rubenstein, Director of DBD Cayman Holdings, Ltd.

DBD CAYMAN, LTD.

By:  /s/ Ann Siebecker
Name:	Ann Siebecker
Title:	Attorney-in-Fact for David M. Rubenstein, Director of DBD Cayman Holdings, Ltd., as sole shareholder of DBD Cayman, Ltd.

TCG HOLDINGS CAYMAN II, L.P.

    By: DBD CAYMAN, LTD.,
           its general partner

By:  /s/ Ann Siebecker
Name:	Ann Siebecker
Title:	Attorney-in-Fact for David M. Rubenstein, Director of DBD Cayman Holdings, Ltd., as sole shareholder of DBD Cayman, Ltd.

TC GROUP CAYMAN INVESTMENT HOLDINGS, L.P.

By:         TCG HOLDINGS CAYMAN II, L.P.,
    its general partner

    By: DBD CAYMAN, LTD.,
           its general partner

By:  /s/ Ann Siebecker
Name:	Ann Siebecker
Title:	Attorney-in-Fact for David M. Rubenstein, Director of DBD Cayman Holdings, Ltd., as sole shareholder of DBD Cayman, Ltd.

CARLYLE FINANCIAL SERVICES, LTD.

By:  /s/ Ann Siebecker
Name:	Ann Siebecker
Title:	Attorney-in-Fact for David M. Rubenstein, Director of Carlyle Financial Services, Ltd.

TCG FINANCIAL SERVICES, L.P.

By:   CARLYLE FINANCIAL SERVICES, LTD.,
         its general partner

By:  /s/ Ann Siebecker
Name:	Ann Siebecker
Title:	Attorney-in-Fact for David M. Rubenstein, Director of Carlyle Financial Services, Ltd.

CARLYLE FINANCIAL SERVICES HARBOR, L.P.

By:         TCG FINANCIAL SERVICES, L.P.,
    its general partner

    By: CARLYLE FINANCIAL SERVICES, LTD.,
           its general partner

By:  /s/ Ann Siebecker
Name:	Ann Siebecker
                Title:           Attorney-in-Fact for David M. Rubenstein, Director
                    of Carlyle Financial Services, Ltd.

EXHIBIT INDEX

Exhibit No.            Description

99.1
Joint Filing Agreement, dated October 31, 2011, by and among DBD Cayman Holdings, Ltd., DBD Cayman, Ltd, TCG Holdings Cayman II, L.P., TC Group Cayman Investment Holdings, L.P., Carlyle Financial Services, Ltd., TCG Financial Services, L.P. and Carlyle Financial Services Harbor, L.P.

99.2	Power of Attorney dated February 11, 2011.

99.3
Investment Agreement, dated as of April 26, 2011, by and among FNB United Corp. and Carlyle Financial Services Harbor, L.P. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 27, 2011 and incorporated by reference herein).

99.4
Amendment No. 1, dated as of June 16, 2011, to the Investment Agreement, dated as of April 26, 2011, by and among FNB United Corp. and Carlyle Financial Services Harbor, L.P. (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on June 16, 2011 and incorporated by reference herein).

99.5
Amendment No. 2, dated as of August 4, 2011, to the Investment Agreement, dated as of April 26, 2011, as amended by Amendment No. 1, dated as of June 16, 2011, by and among FNB United Corp. and Carlyle Financial Services Harbor, L.P. (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on August 5, 2011 and incorporated by reference herein).

99.6
Amendment No. 3, dated as of October 20, 2011, to the Investment Agreement, dated as of April 26, 2011, as amended by Amendment No. 1, dated as of June 16, 2011 and Amendment No. 2, dated as of August 4, 2011, by and among FNB United Corp. and Carlyle Financial Services Harbor, L.P.